EXHIBIT 25

FOR IMMEDIATE RELEASE:                                                      NEWS
August 7, 2000                                       Nasdaq National Market/AVRT
                                                            http://www.avert.com

            AVERT, INC. ANNOUNCES RECORD SECOND QUARTER PERFORMANCE

 Company Post Over 45% Increases in Revenue, Net Income and Earnings Per Share

FORT COLLINS, Colorado - Avert, Inc. (Nasdaq National Market/AVRT), an information services company that provides employment background checks to a growing nationwide customer base, today announced record financial results for its second quarter and six-month period ended June 30, 2000.

Net revenues for the second quarter 2000, grew to $4,383,000, up 47% from $2,977,000 in the comparable quarter a year ago. Service revenue for the quarter grew to $719,000, up 289% from the same period a year ago. Through six months, the Company reported net revenues of $8,128,000, up 49% from $5,469,000 in the same period last year.

Net income for second quarter 2000, rose 45% to $623,000, or $.19 cents per basic share, compared to $429,000, or $.13 cents per basic share, in the same quarter last year. Net income for the six-month period of 2000, advanced 74% to $1,189,000, or $.36 cents per basic share as compared to $684,000 or $.21 cents per basic share in the comparable period a year ago.

What a great first six months for Avert and our shareholders! stated the Company s President Dean Suposs. We have grown our top line nearly 50% and our bottom line 74%, and we have done this during a time that we have devoted resources to the development of new products and had massive changes to our Driving Record product line. If we ever needed proof of the abilities of our people, the flexibility of our system and the efficiency of our technology, this was it. We now have released our small business Human Resource Portal (HR-Desktop.com). Combining forces with industry giants such as ADP and Wausau this portal provides specialized communities of small businesses with products and services to help them compete with larger industries for employees. We now have the best of both worlds. The ability to continue our strong growth background checking business while introducing new products and new user communities all very systematically and economically makes this a very exciting time for Avert, concludes Suposs.

During the quarter, Avert was challenged by state legislative changes affecting access to Motor Vehicle Reports. These events required a redesign of Avert s internal processes: modifications to the programming language used to process customer orders, additional labor needed to process requests manually in the interim, changes in vendor and source costs, and estimated lost orders and opportunities in this area. It is estimated that these events had an approximate $230,000 financial impact in the second quarter of 2000. Pricing changes to this product line have been implemented to protect margins. The impact of this situation is represented in the second quarter financials and believed to be isolated primarily to the second quarter.

Second Quarter 2000
During the second quarter of 2000, Avert announced the results of its third annual Hiring Index. The Hiring Index represents a statistical analysis of the previous year s completed background checks. This Hiring Index validated the need to check prospective employees, as it highlighted that approximately 10% of applicants have some type of criminal record, while almost 29% of applicants misrepresented their employment or education history. Please visit www.avert.com for the complete results of the study.

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During the May 31, 2000 Avert, Inc. Annual Meeting of Shareholders, shareholders re-elected the Board of Directors and ratified the selection of Hein +
Associates LLP, as independent auditors for the Company. Additionally, shareholders voted to add 50,000 shares to the Directors Stock Option Plan.

About Avert, Inc.
Avert is the leading provider of Internet pre-employment screening solutions linked through AVERTnet (Y2K Compliant), a secure network of Internet background checking services. Avert uses Internet technology to create solutions that streamline the hiring process. More than 10,000 companies nationwide utilize Avert and the Web-based background checking system which incorporates criminal court records, driving records, reference checks, workers' compensation histories, credit histories, education and credential verification and Social Security Number validations. AVERTnet is customized to meet the unique concerns, policies and procedures of companies nationwide. Additional information about Avert background checking solutions and the Company's SEC filings is available on the Internet at www.avert.com or contact Investor Relations at 970.484.7722.

                                                                      Three Months Ended             Six Months Ended
                                                                           June 30,                      June 30,
                                                                    2000            1999            2000            1999
                                                                    ----            ----            ----            ----
Net revenues:
Search and product fees ...................................   $  4,288,000    $  2,896,000    $  7,941,000    $  5,312,000
 Interest and other income ................................         95,000          81,000         187,000         157,000
                                                               -----------     -----------     -----------     -----------
                                                                 4,383,000       2,977,000    $  8,128,000    $  5,469,000
Expenses:
Search and product costs ..................................      2,095,000       1,357,000       3,795,000       2,498,000
Marketing .................................................        488,000         311,000         920,000         660,000
General and administrative ................................        437,000         345,000         843,000         648,000
Software development ......................................        156,000         107,000         298,000         238,000
Depreciation and amortization .............................        170,000         150,000         335,000         298,000
                                                               -----------     -----------     -----------     -----------
                                                                 3,346,000       2,270,000       6,191,000       4,342,000
                                                               -----------     -----------     -----------     -----------
Income before income taxes. ..............................      1,037,000         707,000       1,936,000       1,127,000
Income tax expense ........................................       (414,000)       (278,000)       (748,000)       (443,000)
                                                               -----------     -----------     -----------     -----------
Net income ................................................   $    623,000    $    429,000    $  1,189,000    $    684,000
                                                               ===========     ===========     ===========     ===========
Basic net income per common
share .....................................................   $        .19    $        .13    $        .36    $        .21
                                                               ===========     ===========     ===========     ===========
Weighted average common
         shares outstanding (primary) .....................      3,304,263       3,323,025       3,295,091       3,323,025


BALANCE SHEET DATA                                                June 30,                     December 31,
                                                                    2000                           1999
                                                                (unaudited)
Working Capital ...........................................   $  9,288,000                    $  8,496,000
Total Assets ..............................................   $ 13,317,000                    $ 12,428,000
Total Liabilities .........................................   $  1,553,000                    $  1,476,000
Shareholders Equity ......................................   $ 11,764,000                    $ 10,952,000

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This press release may contain forward-looking statements that are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Factors that may cause the company's actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to, the following: risks associated with potential liability for failure to comply with federal and state regulations; liability to customers and/or to the subjects of background checks for inaccurate or misuse of information; loss of key personnel; and intense competition, as well as general economic business conditions, changes in laws or regulations and other factors, many of which are beyond the control of the company.





























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